Exhibit (a)(19)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN WELCOMES REDUCTION OF MINIMUM TENDER CONDITION IN CANADIAN OIL SANDS OFFER
- Reiterates recommendation that shareholders accept the Canadian Oil Sands offer -
- Canadian Superior fails to meet its own deadline for filing amended offer for
Canada Southern -
CALGARY, AB, August 7th, 2006 — Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today welcomed Canadian Oil Sands’ (TSX: COS.UN) announcement earlier today that it has reduced its minimum tender condition to 50.01%.
“By lowering its minimum tender condition, Canadian Oil Sands has once again demonstrated its commitment to getting this deal done,” said Richard McGinity, Chairman of the Canada Southern Board. “Our Board maintains its unanimous recommendation that shareholders accept Canadian Oils Sands’ US$13.10 all-cash offer and tender their shares into it before it expires on August 18th because there is no guarantee it will be extended beyond that date.”
“Despite Canadian Superior’s apparent attempts to confuse the market, our shareholders should be under no illusions. There are two offers on the table for Canada Southern at this time: Canadian Oil Sands’ offer of US$13.10 per share in cash, and Canadian Superior’s original cash and stock offer valued at approximately US$8.16, based on Friday’s closing market price of Canadian Superior shares on the AMEX.” added McGinity.
Canadian Superior Fails to Amend its Original Offer
Despite stating in a press release dated July 31, 2006 that the filing of an amended offer “is expected to be completed by Friday, August 4th with all applicable regulatory authorities,” Canadian Superior Energy Inc. (“Canadian Superior”) has yet to file a formal amended offer with Canadian and U.S. securities regulators.
Mr. McGinity added: “We have now seen five press releases from Canadian Superior in the twelve days since they first announced their intention to amend their original offer, but we still don’t have an amended offer. Canadian Superior’s failure to meet its own deadline further diminishes its credibility as a bidder in this process.”
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The

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Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
Important Legal Information
This press release may be deemed to be solicitation material in respect of the pending offers by Canadian Oil Sands and/or Canadian Superior Energy to acquire all of the outstanding common shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate Directors’ Circulars and supplemental Notices of Change to Directors’ Circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) Solicitation/Recommendation Statements on Schedule 14D-9 which include the Directors’ Circulars and Notices of Change to Directors’ Circulars as exhibits thereto. These documents set forth the full response of the Board of Directors of Canada Southern to the Canadian Oil Sands offer and the Canadian Superior Energy offer. Shareholders are urged to read the Directors’ Circulars and the Notices of Change to Directors’ Circular, as well as the related Solicitation/Recommendation Statements on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain, and will contain, important information. Shareholders may obtain free copies of the Directors’ Circulars, the Notices of Change to Directors Circulars and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov, from Canada Southern at www.cansopet.com, or by contacting The Proxy Advisory Group, LLC, the information agent retained by Canada Southern, at North American Toll Free Number: (866) 678-1770.
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For further information, please contact:

Media	Investors
Longview Communications Inc.	The Proxy Advisory Group, LLC
Josh Pekarsky	Toll free: (866) 678-1770
(604) 694-6030

David Ryan
(604) 694-6031

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